Exhibit 12.1

Ratio of Earnings to Fixed Charges

Years ended December 31,	2003	2002	2001	2000	1999
(In thousands, except ratios)

Income (loss) before income taxes and extraordinary item	$87,716	$36,087	$(98,662)	$(164,151)	$(69,493)
Add fixed charges
Interest expense	9,765	15,364	17,231	15,828	5,469
Interest portion of rent expense	6,113	6,235	7,005	4,935	3,333

Income (loss) before income taxes, extraordinary item and fixed charges	$103,594	$57,686	$(74,426)	$(143,388)	$(60,691)

Fixed charges
Interest expense	$9,765	$15,364	$17,231	$15,828	$5,469
Interest portion of rent expense	6,113	6,235	7,005	4,935	3,333

Fixed charges	$15,878	$21,599	$24,236	$20,763	$8,802

Ratio of earnings to fixed charges (1)	6.5	2.7	N/A	N/A	N/A

Deficiency of earnings to fixed charges (2)	N/A	N/A	$(98,662)	$(164,151)	$(69,493)

(1)	Ratio of earnings to fixed charges means the ratio of income before fixed charges and income taxes to fixed charges, where fixed charges are the aggregate of interest expense, including amortization of debt issuance costs, and an allocation of rental charges to approximate equivalent interest.
(2)	Due to net losses incurred in 2001, 2000 and 1999, the ratio of earnings to fixed charges in those years was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a ratio of 1:1.

Pro Forma (1) Ratio of Earnings to Fixed Charges

Pro forma (1)
Year ended December 31,	2003
(In thousands, except ratios)

Income before income taxes, as reported	$87,716

Add interest expense, 5.0% convertible subordinated notes and 0.5% convertible subordinated debentures	8,910
Subtract pro forma interest expense, 0.5% convertible subordinated debentures	(2,935)

Pro forma income before income taxes (1)	93,691
Add:
Pro forma interest expense, 0.5% convertible subordinated debentures and other debt (1)	3,790
Interest portion of rent expense	6,113

Income before income taxes and fixed charges	$103,594

Pro forma fixed charges
Pro forma interest expense, 0.5% convertible subordinated debentures and other debt (1)	$3,790
Interest portion of rent expense	6,113

Pro forma fixed charges (1)	$9,903

Pro forma ratio of earnings to fixed charges (1)	10.5

(1)	The pro forma figures reflect interest expense on the new debt as if it had replaced the old debt as of January 1, 2003.